# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 TOWER ROAD, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001176309
Persons authorized to receive notices and communications: Avraham Gabay, 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036, 972 25788763

## Reporting persons
- Oramed Pharmaceuticals Inc. (CIK 0001176309): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 15,079,708; shared voting power 0; sole dispositive power 15,079,708; shared dispositive power 0; aggregate amount beneficially owned 15,079,708 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 TOWER ROAD, WALTHAM, Massachusetts (MA), 02451
Comment: This Amendment No. 2 to Schedule 13D is filed by and on behalf of the Reporting Person to further amend the Schedule 13D related to the Ordinary Shares, par value NIS 5.00 per share (the "Ordinary Shares") of Nano Dimension Ltd. (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on January 29, 2026, as amended by Amendment No. 1 to Schedule 13D that was filed by the Reporting Person with the SEC on February 19, 2026 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"In open market purchases from May 13, 2026, to June 15, 2026, the Reporting Person expended an aggregate of approximately $8,701,339 (excluding commissions) to acquire an aggregate of 6,336,565 Ordinary Shares in various open market transactions.

In addition, in open market purchases on May 14, 2026, and June 15, 2026, the Reporting Person expended an aggregate of approximately $230,000 (excluding commissions) to purchase call options referencing an aggregate of 4,200,000 Ordinary Shares, as well as an aggregate of approximately $1,552,020 (excluding commissions) to purchase put options referencing an aggregate of 8,700,000 Ordinary Shares. The funds used for the purchase of the securities reported in this Schedule 13D were derived from the general working capital of the Reporting Person."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"On June 15, 2026, the Issuer issued a press release announcing the signing of a term sheet with Infinite Epigenetics to form a publicly traded, AI-powered preventive health and diagnostics company (the "Proposed Transaction"). While the Reporting Person is evaluating all options available to it with respect to the Proposed Transaction, as an initial matter, the Reporting Person believes the Proposed Transaction is not in the best interests of the Issuer's shareholders and is strongly opposed to it."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

The percentage reported in Item 13 on the cover pages hereto is based upon 210,354,507 Ordinary Shares of the Issuer outstanding as of May 27, 2026, according to the Schedule 14A filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on June 5, 2026."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

"Number of shares as to which the Reporting Person has

(i) sole power to vote or direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

"(c) Other than as set forth in Item 3, Item 6, and on Annex A of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On May 14, 2026, the Reporting Person engaged in the following transactions: (i) sold call options for an aggregate of approximately $702,985 (excluding commissions) referencing an aggregate of 3,700,000 Ordinary Shares, having an exercise price of $2.00 per Ordinary Share and expiring on November 20, 2026; (ii) purchased call options referencing an aggregate of 3,700,000 Ordinary Shares, having an exercise price of $2.00 per Ordinary Share and expiring on May 15, 2026; (iii) purchased put options referencing an aggregate of 3,700,000 Ordinary Shares, having an exercise price of $1.50 per Ordinary Share and expiring on August 21, 2026; and (iv) sold put options for an aggregate of approximately $1,109,977 (excluding commissions) referencing an aggregate of 3,700,000 Ordinary Shares, having an exercise price of $2.00 per Ordinary Share and expiring on May 15, 2026.

On May 18, 2026, the Reporting Person exercised put options referencing an aggregate of 1,325,000 Ordinary Shares, having an exercise price of $2.00 per Ordinary Share, resulting in the sale of 1,325,000 Ordinary Shares.

On June 15, 2026, the Reporting Person engaged in the following transactions: (i) sold call options for an aggregate of approximately $699,985 (excluding commissions) referencing an aggregate of 3,500,000 Ordinary Shares, having an exercise price of $2.00 per Ordinary Share and expiring on November 20, 2026, and purchased call options referencing an aggregate of 350,000 Ordinary Shares, having the same exercise price and expiration; (ii) sold call options for an aggregate of approximately $63,748 (excluding commissions) referencing an aggregate of 1,500,000 Ordinary Shares, having an exercise price of $1.50 per Ordinary Share and expiring on August 21, 2026, and purchased call options referencing an aggregate of 150,000 Ordinary Shares, having the same exercise price and expiration; and (iii) purchased put options referencing an aggregate of 5,000,000 Ordinary Shares, having an exercise price of $1.00 per Ordinary Share and expiring on August 21, 2026, and sold put options for an aggregate of approximately $44,999 (excluding commissions) referencing an aggregate of 500,000 Ordinary Shares, having the same exercise price and expiration."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Annex A

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (06/17/2026)